July 5, 2018

Mr. J. Nolan McWilliams

Attorney-Advisor

Mr. Andrew Mew

Senior Assistant Chief Accountant

Office of Transportation and Leisure

United States Securities and Exchange Commission

Washington, D.C.  20549

Re:	Tenaya Group Inc.
Registration Statement on Form S-1
Filed May 29, 2018
File No. 333-225261

Dear Mr. McWilliams and Mr. Mew:

Tenaya Group Inc. submits this letter to you in response to your letter of June 1, 2018, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing.  This letter sets forth our responses to the Staff’s comments.  For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

COMMENT:

General

Omitted interim financial statements satisfying the requirements of Article 8-03 of Regulation S-X.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we have amended the filing to include interim financial statements to satisfy the requirements of Article 8-03 of Regulation S-X.

Furthermore, the Company acknowledges that;

•

should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Elaine Dowling, Esq. at EAD Law Group, LLC at (702) 306-6317 telephone or email eadlawgroup@gmail.com with any questions or comments.

Sincerely,

/s/ Kevin Booth

President

Tenaya Group Inc.